NATIONAL
                              HOLDINGS CORPORATION

       120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210,
                                Fax 212-417-8010

                                                                   April 7, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Amit Pande, Assistant Chief Accountant

Re:   Olympic Cascade Financial Corporation
      Form 10-K for the Fiscal Year Ended September 30, 2005
      Form 10-Q for the Fiscal Quarter Ended December 31, 2005
      File No. 001-12629

Ladies and Gentlemen:

      On behalf of National Holdings Corporation f/k/a Olympic Cascade Financial Corporation (the "Company"), set forth below are the Company's responses to the Commission's comments given by letter dated March 20, 2006 from Amit Pande, Assistant Chief Accountant (the "Comment Letter"). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statement of Financial Condition, page F-2

1. Please tell us and revise future filings to separately disclose the amounts attributable to significant components of Accounts Payable, Accrued Expenses and Other Liabilities, as required by Rule 5-02 of Regulation S-X. We note that this line item represents 51 % of your total assets at September 30, 2005.

Response:

      In future filings we will separately disclose the amounts attributable to significant components of Accounts Payable, Accrued Expenses and Other Liabilities, as required by Rule 5-02 of Regulation S-X (whereby if any individual item is in excess of 5% of total liabilities it will be separately presented).

Securities and Exchange Commission
April 7, 2006
Page 2

Accounts Payable, Accrued Expenses and Other Liabilities at September 30, 2005 were as follows:

            Commissions payable    $2,204,000
            Legal payable             555,000
            Other                   1,286,000
                                   ----------

                                   $4,045,000
                                   ==========

2. Please tell us and revise future filings to clarify what Subordinated Borrowings represent. Further explain how you determined this amount to not represent a liability, specifying the authoritative accounting literature you relied upon.

Response:

      In future filings we will further clarify in the financial statement footnotes our description of Subordinated Borrowings.

      Subordinated Borrowings represent a Secured Demand Note that was entered into between our wholly owned subsidiary, National Securities Corporation ("National Securities") and a related party. National Securities is a registered broker-dealer. This Secured Demand Note was entered into in accordance with the form prescribed by the NASD, and it is accounted for in accordance with broker-dealer accounting SEC rule 15c3-1d. Accordingly, our balance sheet includes both an asset ("Secured Demand Note") and the corresponding liability ("Subordinated Borrowings") in an identical amount. The secured demand note was available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC rule 15c3-1"). The borrowings are subordinated to the claims of present and future creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

Consolidated Statements of Operating, page F-3

3. Please revise future filings to present your consolidated statements of operations in accordance with Rule 5-03 of Regulation S-X. We note, for instance, that you present Gains on extinguishment of debt as a component of revenues as opposed to a component of non-operating income.

Response:

      The format of the consolidated statement of operations complies with the requirements for Broker Dealers in the Securities Industry, which is the principal operations of the Company. Therefore, other income is generally included as a component of revenues. See comments 4 and 5 below.

Securities and Exchange Commission
April 7, 2006
Page 3

Note 3.a - Significant Agreements and Transactions-Clearing Agreements, page
F-13

4. In the third paragraph on page F-14 you state that during the year ended September 30, 2003, First Clearing Corporation loaned you $375,000 in the form of clearing fee rebate. We further note that First Clearing forgave payment of this loan in January 2004 and you recorded a gain on extinguishment of debt of $375,000 in the first quarter of fiscal year 2004. Please address the following:

      o Clarify whether the advanced $375,000 in fiscal 2003 represented a loan or a rebate and how you initially accounted for the transaction;

Response:

      In the quarter ended December 31, 2002, First Clearing Corporation ("First Clearing") agreed to extend credit of $375,000 to National Securities. Rather than advancing the Company $375,000 in cash, First Clearing (the Company's clearing broker) agreed to reduce the amount of clearing fees payable by an amount equal to $125,000 per month for the next three months. Each month the Company recorded a charge to operations for the full amount of the clearing fees incurred and an increase to notes payable totaling $375,000 for the three nonth period. The terms of the loan provided for a repayment date of January 31, 2004. However in the first quarter of fiscal year 2004 First Clearing extinguished the liability. The Company recorded the reduction of liabilities as other income.

      o In the event the advanced amount represents a rebate, tell us why this amount was not recognized as a reduction of your clearing fees expense; and;

Response:

      As discussed above the $375,000 reduction of clearing fees payable was considered a loan.

      o In the event the advanced amount represents a loan, tell us how you considered the guidance in EITF 96-19 and paragraph 20 of APB 26 in accounting for the transaction.

Response:

      The foregiveness of the note payable to First Clearing in the amount of $375,000 was a complete extinguishment of debt and the provisions of EITF 96-19 would not impact the accounting for the transaction. The extinguishment was also not considered unusual and infrequent given the ongoing business relationship with First Clearing.

5. In the fifth paragraph on page F-14 you state that in February 2004, you paid First Clearing $250,000 and recognized a gain on extinguishment of debt of $756,000. Please tell us how you considered the guidance in EITF 96-19 and paragraph 20 of APB 26 in accounting for the transaction.

Securities and Exchange Commission
April 7, 2006
Page 4

Response:

      The accounting treatment related to the forgiveness of liabilities in the amount of $756,000 is similar in nature to the $375,000 as discussed above. The $756,000 originated whereby First Clearing loaned the Company $2,000,000 evidenced by a ten year note repayble with principal and interest over the term of the debt. However in the second quarter of fiscal year 2004, First Clearing extinguished the liability. The Company recorded the reduction of liabilities as other income.

      The foregiveness of the note payable to First Clearing in the amount of $756,000 was a complete extinguishment of debt and the provisions of EITF 96-19 would not impact the accounting for the transaction. The extinguishment was also not considered unusual and infrequent given the ongoing business relationship with First Clearing.

Note 3.b - Significant Agreements and Transactions-Capital Transactions, page
F-15

6. We note in subnote (iii) that the terms of the $1 million promissory notes were modified in January 2004 and August 2005, along with modifications to noteholders' warrants. Please tell us how you considered the guidance in EITF 96-19 in accounting for these transactions.

Response:

      In January 2004, two noteholders extended the maturity dates on $1.0 million of notes from January 25, 2004 to July 31, 2005. The interest rate on each note was increased to 12% from 9% per annum. Additionally, each of the noteholders' warrants to purchase, in the aggregate, 100,000 shares of Common Stock at a price of $5.00 per share expiring on February 1, 2004 was repriced to $1.25 per share, and the expiration date of such warrants was extended to July 31, 2005. The expiration date for the noteholders' warrants to purchase, in the aggregate, an additional 100,000 shares of Common Stock at a price of $1.75 per share was also extended from January 25, 2004 to July 31, 2005.

      Based on the criteria set forth in EITF 96-19, the modification of this debt instrument was not considered to be "substantial" and therefore no gain or loss was required to be recorded in connection with the transaction. The incremental change in the present value of future cash flows based on the modified terms as compared to the present debt obligations was less than a 10% change. With respect to the warrants the Company calculated the incremental increase in value of the warrants based on the terms of the new financial instruments. The Company recorded this additional incremental value as a debt discount which is being amortized to expense over the remaining life of the debt obligation.

      In August 2005, the two noteholders extended the maturity date on the $1.0 million of notes from July 31, 2005 to July 31, 2007. Additionally, each of the noteholders' warrants to purchase, in the aggregate, 100,000 shares of Common Stock at a price of $1.75 per share expiring on July 31, 2005 was repriced to $1.25 per share, and the expiration date of such warrants was extended to July 31, 2007. The expiration date for the noteholders' warrants to purchase, in the aggregate, an additional 100,000 shares of Common Stock at a price of $1.25 per share was also extended from July 31, 2005 to July 31, 2007.

Securities and Exchange Commission
April 7, 2006
Page 5

      Based on the criteria set forth in EITF 96-19, the modification of this debt instrument was not considered to be "substantial" and therefore no gain or loss was required to be recorded in connection with the transaction. The incremental change in the present value of future cash flows based on the modified terms as compared to the present debt obligations was less than a 10% change. With respect to the warrants the Company calculated the incremental increase in value of the warrants based on the terms of the new financial instruments. The Company recorded this additional incremental value as a debt discount which is being amortized to expense over the remaining life of the debt obligation.

7. We note in subnote (v) that you issued warrants in conjunction with debt in private placements in fiscal years 2004 and 2005. Please tell us:

      o How you considered the guidance in paragraph 6 of SFAS No. 133 in determining if the warrants qualified as derivatives, and

Response:

      In January 2004, the Company consummated a private offering of its securities to a limited number of accredited investors pursuant to Rule 506 of Regulation D under the Securities Act wherein the Company issued an aggregate of $200,000 of three-year, 10% senior subordinated promissory notes to five unaffiliated parties. The noteholders received three-year warrants to purchase an aggregate of 50,000 shares of the Company's common stock at an exercise price of $1.40 per share, with an allocated fair value of approximately $40,000.

      In February 2004, the Company consummated a private offering of its securities to a limited number of accredited investors pursuant to Rule 506 of Regulation D under the Securities Act wherein the Company issued an aggregate of $850,000 of three-year, 10% senior subordinated promissory notes to four unaffiliated parties. The noteholders received three-year warrants to purchase an aggregate of 170,000 shares of the Company's common stock at an exercise price of $1.50 per share, with an allocated fair value of approximately $143,000. The Company is accreting the total allocated fair value of $183,000 over the three-year term of these promissory notes. Such accretion has been included in "Interest" in the accompanying consolidated financial statements.

      The warrants are considered to be equity. The Company considered the guidance of SFAS No. 133. The characteristics of the warrants that allow equity treatment are as follows:

Settlement requires only the delivery of shares
No cash alternatives for the warrants
Unregistered shares are permitted
The number of shares and exercise price are fixed
The Company has a sufficient number of shares authorized
The registration rights agreement is on a "best efforts" basis
The registration rights agreement contains no penalty provisions

Securities and Exchange Commission
April 7, 2006
Page 6

      The financial instruments discussed above were accounted for in accordance with APB 14. The debt is not convertible. The warrants are a component of equity and were not determined to be a derivative liability in accordance with SFAS No. 133 (par 11). Although the warrants contain certain characteristics of a derivative as defined in SFAS No. 133, contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders equity in the statement of financial condition are not considered derivative instruments (for purposes of SFAS No. 133) in accordance with the scope exception in paragraph 11 of the Standard.

      o How you considered EITF 00-19 in accounting for the issuance of the warrants.

Response:

      As discussed above.

Note 5 - Other Receivables, page F-18

8. We note you wrote off $632,000 of other receivables during fiscal year 2005. Please tell us and revise future filings to clarify the circumstances of the write-off.

Response:

      In response to your comment, in future filings we will further clarify this write off of receivables.

      The $632,000 write off in fiscal year 2005 represented a reduction in the allowance for uncollectible amounts that had been reserved for in previous periods. Since this was a write off of an already existing allowance for uncollectible accounts, there was only an effect on our balance sheet and there was no effect on our income statement.

Note 11 - Secured Demand Note, page F-21

9. We note you entered into a secured demand note collateral agreement with a related party to borrow securities that can be used for collateral agreements. We further note that you present the secured demand note as an asset on the Consolidated Statement of Financial Condition with a balance of $l million at September 30, 2005 and 2004. Please tell us how you accounted for the transaction and determined the demand note to be an asset.

Response:

      The Subordinated Borrowings represent a Secured Demand Note that was entered into between our wholly owned subsidiary, National Securities, and a related party. National Securities is a registered broker-dealer. This Secured Demand Note was entered into in accordance with the form prescribed by the NASD, and accounted for in accordance with broker-dealer accounting rules. Accordingly, our balance sheet includes both an asset ("Secured Demand Note") and the corresponding liability ("Subordinated Borrowings") in an identical amount.

See note 11 of the financial statements.

Securities and Exchange Commission
April 7, 2006
Page 7


Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 10 - Subsequent Events, page 9

10. We note your issuance of convertible preferred stock (Series B) in January, 2006. Please tell us how you considered the guidance in EITF 98-5 and paragraph 6 of SFAS No. 133 in assessing if the conversion feature qualified as a derivative.

Response:

      Both the preferred stock and the warrants are considered to be equity. The Company considered the guidance of SFAS No. 133. The characteristics of these financial instruments which allow equity treatment are as follows:

Settlement requires only the delivery of shares
No cash alternatives for the warrants
The shares of preferred stock are redeemable only in a complete liquidation of the Company when all other equity instruments are redeemed Unregistered shares are permitted
The shares and exercise/conversion prices are fixed
The Company has a sufficient number of shares authorized
The registration rights agreement is on a "best efforts" basis
The registration rights agreement contains no penalty provisions

The financial instruments discussed above were accounted for in accordance with EITF 98-5 and EITF 00-27. The preferred stock is considered permanent equity. The warrants and conversion option are components of equity and were not determined to be a derivative liability in accordance with SFAS No. 133 (par
11). Although the preferred stock contains certain characteristics of a derivative as defined in SFAS No. 133, contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders equity in the statement of financial condition are not considered derivative instruments (for purposes of SFAS No. 133) in accordance with the scope exception in paragraph 11 of the Standard.

11. We note your issuance of convertible promissory notes with warrants in January, 2006. Please tell us:

      o How you considered the guidance in paragraph 6 of SFAS No. 133 in determining if the warrants qualified as derivatives, and

Securities and Exchange Commission
April 7, 2006
Page 8

Response:

      The debt conversion option does not require liability treatment and the warrants are considered to be equity. The Company considered the guidance of SFAS No. 133. The characteristics of these financial instruments which allow this treatment are as follows:

Settlement requires only the delivery of shares
No cash alternatives for the warrants
The convertible debt is considered "conventional"
Unregistered shares are permitted
The shares and exercise/conversion prices are fixed
The Company has a sufficient number of shares authorized
The registration rights agreement is on a "best efforts" basis
The registration rights agreement contains no penalty provisions

The financial instruments discussed above were accounted for in accordance with EITF 98-5 and EITF 00-27. The conversion option of the debt does not require liability treatment. The warrants are a component of equity and were not determined to be a derivative liability in accordance with SFAS No. 133 (par
11). Although the convertible debt contains certain characteristics of a derivative as defined in SFAS No. 133, contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders equity in the statement of financial condition are not considered derivative instruments (for purposes of SFAS No. 133) in accordance with the scope exception in paragraph 11 of the Standard.

      o How you considered EITF 00-19 in accounting for the issuance of the warrants.

Response:

      As discussed above.

      The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 7, 2006
Page 9

      Please call the undersigned at (212) 417-8210 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following party:

                             Mitchell Littman, Esq.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990

                                        Very truly yours,


                                        /s/ Mark Goldwasser
                                        -------------------
                                        Mark Goldwasser
                                        President and Chief Executive Officer

cc:   National Holdings Corporation
      -----------------------------
      Robert H. Daskal

      Littman Krooks LLP
      ------------------
      Mitchell Littman, Esq.

      Marcum & Kliegman LLP
      ---------------------
      Mitchell Watt

      Securities and Exchange Commission
      ----------------------------------
      Matthew Komar, Staff Accountant